Exhibit 99.1

PLASTEC TECHNOLOGIES REPORTS FISCAL 2022 FINANCIAL RESULTS

Hong Kong – April 12, 2023 – Plastec Technologies, Ltd. (OTCBB: PLTYF) (the “Company”) today reported audited financial results for the fiscal 2022 year ended December 31, 2022. See financial tables at the end of this release in Hong Kong dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8.

Current Balance Sheet Highlights

•	$11.1 million in working capital at December 31, 2022, compared to $11.5 million at December 31, 2021.
•	Book value per share was $0.86 at December 31, 2022, compared to $0.89 at December 31, 2021.

Management Comments

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “We maintained the Company’s public listing status and lean operational infrastructure in 2022. We remain well positioned to take advantage of business opportunities that may make sense for our Company in the near term.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Alice Zhang, Associate

(212) 836-9610

azhang@equityny.com

Plastec Technologies, Ltd.	Page 2
April 12, 2023

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$
Revenues	-	-	-

Operating expenses, net
Gain on disposal of a subsidiary	29	-	-
Selling, general and administrative expenses	(3,882)	(2,273)	(3,326)
Other income	7	-	91
Total operating expenses, net	(3,846)	(2,273)	(3,235)

Loss from operations	(3,846)	(2,273)	(3,235)

Interest income	1,118	112	917
Loss before income tax expense	(2,728)	(2,161)	(2,318)

Income tax expense	(779)	(840)	(907)
Net loss attributable to the Company’s shareholders	(3,507)	(3,001)	(3,225)
Comprehensive loss attributable to the Company’s shareholders	(3,507)	(3,001)	(3,225)

Plastec Technologies, Ltd.	Page 3
April 12, 2023

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$
Net loss per share:

Weighted average number of ordinary shares	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares	12,938,128	12,938,128	12,938,128

Basic net loss per share	HK$(0.27)	HK$(0.23)	HK$(0.25)

Diluted net loss per share	HK$(0.27)	HK$(0.23)	HK$(0.25)

Plastec Technologies, Ltd.	Page 4
April 12, 2023

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2021	2022
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	98,732	95,646
Deposits, prepayment and other receivables	3,131	3,554
Total current assets	101,863	99,200

Property, plant and equipment, net	-	-
Intangible assets	438	438
Total assets	102,301	99,638

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and accruals	1,120	775
Tax payable	11,026	11,933
Total current liabilities	12,146	12,708

Total liabilities	12,146	12,708

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31 2021 and 2022, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	64,035	60,810
Total shareholders’ equity	90,155	86,930

Total liabilities and shareholders’ equity	102,301	99,638

Plastec Technologies, Ltd.	Page 5
April 12, 2023

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$
Operating activities
Net loss	(3,507)	(3,001)	(3,225)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	363	60	-
Gain on disposal of a subsidiary	(29)	-	-
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(696)	(681)	(423)
Other payables and accruals	228	(449)	(345)
Tax payables	779	840	907
Net cash used in operating activities	(2,862)	(3,231)	(3,086)

Investing activity
Net cash inflow from disposals of subsidiaries (net of cash disposed of HK$27 for the year 2020)	29	-	-
Net cash provided by investing activity	29	-	-

Financing activity
Dividends paid	-	(80,734)	-
Net cash used in financing activity	-	(80,734)	-

Net decrease in cash and cash equivalents	(2,833)	(83,965)	(3,086)

Cash and cash equivalents, beginning of year	185,530	182,697	98,732
Cash and cash equivalents, end of year	182,697	98,732	95,646

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	1,118	112	917
Income taxes paid	-	-	-